UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

January 2005

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-             .)

SIGNATURES
EXHIBIT INDEX
EX-99.1: NIGERIA
EX-99.2: TRINIDAD AND TOBAGO
EX-99.3: TOTAL SIGNS AN AGREEMENT
EX-99.4: TOTAL TAKES A STAKE IN AUSTRALIA
EX-99.5: SIGNATURE OF 2 PRODUCTION IN MAURITANIA

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: February 2nd, 2005	By:	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE
Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Nigeria : New Extension of the Usan Field Discovery (January 6, 2005).

➢	EXHIBIT 99.2:	Trinidad and Tobago : Production start-up of Greater Angostura Field (January 12, 2005).

➢	EXHIBIT 99.3:	Total signs an agreement to take a stake in Plataforma Deltana Block 4 in Venezuela (January 17, 2005).

➢	EXHIBIT 99.4:	Total takes a stake in two deep offshore exploration blocks in Australia (January 24, 2005).

➢	EXHIBIT 99.5:	Signature of two Production Sharing Contracts in Mauritania (January 27, 2005).